Exhibit 2.1

STOCK PURCHASE AGREEMENT

by and among

THE BRYN MAWR TRUST COMPANY

and

ALL OF THE SHAREHOLDERS OF

POWERS CRAFT PARKER & BEARD, INC.

as of August 21, 2014

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (“Agreement”), is made as of August 21, 2014, by and between THE BRYN MAWR TRUST COMPANY, a Pennsylvania commercial bank (the “Buyer”), DONALD W. PARKER (“Parker”), EDWARD F. LEE (“Lee,” and together with Parker, each a “Seller” and, collectively, the “Sellers”), and POWERS CRAFT PARKER & BEARD, INC., a Pennsylvania corporation (the “Company”).

Recitals

A. Sellers are the beneficial and record owners of all of the issued and outstanding shares (the “Shares”) of the Company’s capital stock, as follows:

Stockholder Name	Class	No. of Shares	Percent Ownership
Donald W. Parker	Class A Common Class B Common	190 3,585	70.455394
Edward F. Lee	Class A Common Class B Common	78 1,505	29.544606

B. Sellers wish to sell, and Buyer wishes to purchase, the Shares upon the terms and conditions set forth in this Agreement.

Agreement

Accordingly, in consideration of the mutual promises set forth herein and other good and valuable consideration, the receipt of which is hereby acknowledged, intending to be legally bound, the parties hereby agree as follows:

1.	Sale and Purchase of Shares; Purchase Price.

1.1	Sale and Purchase of Shares.

At the Closing (defined in Section 2), Sellers shall sell their respective Shares to Buyer and Buyer shall purchase the Shares for the Purchase Price prescribed in Section 1.2.

1.2	Purchase Price; Payment.

1.2.1 Purchase Price Calculation. The consideration to be paid to Sellers for the Shares, subject to terms and conditions of this Agreement, shall consist of the following (collectively, the “Purchase Price”):

(a) The Initial Cash Payment; plus

(b) The Earn-Out Payments.

Notwithstanding any language to the contrary contained in this Agreement, in no event shall the Purchase Price exceed $7,113,081 in the aggregate, subject to adjustment based on the values to be determined at or prior to Closing in accordance with items (b) and (c) in Schedule 1.2.2 (the “Maximum Purchase Price”).

1.2.2 Initial Payments at Closing. On the Closing Date, Buyer shall pay to Sellers an amount equal to (the “Initial Cash Payment”) the amount set forth on Schedule 1.2.2, which amount shall be paid to Sellers via wire transfer of immediately available funds to the account(s) designated in writing by Sellers at least three (3) business days prior to the Closing Date.

1.2.3 Earn-Out Payments.

Subject to the other provisions of this Agreement, following each of the first, second, and third anniversaries of the last day of the month prior to the month in which the Closing occurs, Sellers may be entitled to a payment, which payments shall total, in the aggregate, not more than $1,625,000, based upon revenues for the related period, as set forth in Schedule 1.2.3.

1.3	Delivery of Shares.

At the Closing (as defined in Section 2), Sellers shall deliver to Buyer original stock certificates representing all of the Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank, in form and substance satisfactory to Buyer and its counsel.

1.4	Purchase Price Allocation.

The Purchase Price shall be allocated as set forth on Schedule 1.4. The parties agree to be bound by the Purchase Price allocation as set forth on Schedule 1.4 and to report the transaction contemplated herein for federal, state, and local tax purposes in accordance with such allocation. The parties will file their respective Tax Returns in a manner consistent with such allocation.

1.5	Post-Closing Collection of Receivables and Discharge of Payables.

Sellers anticipate that the Company will collect funds related to pre-closing operation of the business for up to one hundred twenty (120) days after the Closing. The Company shall collect those funds related to pre-closing operations and shall disburse them within thirty (30) days after receipt to Sellers pro rata in accordance with their Percent Ownership set forth in Recital A hereto. For purposes of this Section 1.5, the Company’s accounts receivables shall include refunds paid with respect the cancellation of the Company’s errors and omissions insurance policy.

2.	Closing; Closing Date.

The closing of the sale and purchase of the Shares contemplated by this Agreement (the “Closing”) shall take place at such date and place as Buyer and Sellers agree (the “Closing Date”), but in any event not later than October 1, 2014.

3.	Representations and Warranties of Sellers.

Sellers, jointly and severally, represent and warrant to Buyer as follows:

3.1	Due Incorporation and Qualification.

The Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has the corporate power and lawful authority to own, lease and operate its assets, properties and business and to carry on its business as now being and as heretofore conducted.

3.2	Outstanding Capital Stock.

The Company is authorized to issue 5,000 shares of Class A voting common stock, $1.00 par value per share, 1,000 of which are issued and outstanding, and 45,000 shares of Class B non-voting common stock, $1.00 par value per share, 9,000 of which are issued and outstanding. No other class of capital stock of the Company is authorized or outstanding. The ownership table in Recital A sets forth a true, accurate and complete list of all shareholders and all issued and outstanding capital stock of the Company. All of the Shares are duly authorized and are validly issued, fully paid and nonassessable.

3.3	Options or Other Rights.

There is no outstanding right, subscription, warrant, call, unsatisfied preemptive right, option or other agreement of any kind to purchase or otherwise to receive from the Company or any Seller any of the outstanding, authorized but unissued, unauthorized or treasury shares of the capital stock or any other security of the Company, and there is no outstanding security of any kind convertible into such capital stock.

3.4	Subsidiaries and Other Affiliates.

The Company does not have, and has not had, (i) any direct or indirect subsidiaries, (ii) any equity interest in any other entity (other than for publicly traded securities which the Company might have acquired for its own account in the ordinary course of business on public securities exchanges) or (iii) any corporate, partnership or joint venture affiliates.

3.5	Certificate of Incorporation and By-laws.

The Company has heretofore delivered to Buyer true and complete copies of its Articles of Incorporation (certified by the Secretary of State of Pennsylvania) and Bylaws (certified by the Secretary of the Company), as in effect on the date hereof. The minute book of the Company contains true and complete records of all meetings and consents in lieu of meeting of its Board of Directors (and any committees thereof) and of its stockholders since the time of its incorporation and accurately reflects all transactions referred to in such minutes and consents in lieu of meeting. The stock book of the Company is true and complete.

3.6	Financial Statements.

The balance sheet, income statement and statement of cash flows of the Company (including footnotes thereto) for the years ended September 30, 2013 and September 30, 2012, reviewed by Tait, Weller & Baker LLP, independent certified public accountants, which have been delivered to Buyer, fairly and accurately present the financial condition of the Company as of such dates in accordance with tax accounting reporting principles to the best of each Seller’s knowledge, after due inquiry (hereafter referred to as the “best of Sellers’ knowledge”).

3.7	Tax Matters.

3.7.1 Tax Representations and Warranties.

(a) The Company has timely filed all Tax Returns that were required to be filed by the Company. All such Tax Returns are complete, accurate and correct in all respects and were prepared in compliance with all applicable laws. All Taxes owed by the Company (whether or not shown on any Tax Return) have been paid. No penalty, interest or other charge is or will become due with respect to the late filing of any such Tax Return or late payment of any such Tax. The amounts set forth as liabilities for Taxes on the financial statements of the Company are sufficient, in the aggregate, for the payment of all unpaid Taxes, whether or not disputed, accrued or applicable, adjusted for the passage of time through the Closing Date, in accordance with the past custom and practice of the Company in filing its Tax Returns. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by a governmental body or authority in a jurisdiction where the Company does not file a Tax Return that it is or may be subject to taxation by that jurisdiction. The Company is not responsible for the Taxes of any other Person (“Person”) as a transferee or successor by contract or otherwise (including, without limitation, pursuant to Treasury Regulation 1.1502-6 or any similar provision of federal, state or foreign law).

(b) The Company is and has since the date of its formation been taxed as a “C corporation” for federal and state income Tax purposes and has never elected to be taxed as an “S corporation.” The Company is not and has never a member of an affiliated, consolidated, combined, unitary or similar group of corporations or other entities for federal, state, local of foreign Tax purposes.

(c) The Company has (i) withheld and collected all Taxes required to be withheld and collected (including, without limitation, Taxes required to be withheld and collected from all employees, clients, customers, independent contractors, creditors, shareholders and any other applicable payees) proper and accurate amounts for all taxable periods in compliance with all Tax withholding provisions of applicable federal, state, local and foreign laws, and all Forms W-2, 1099 or other form or Tax Return required with respect thereto have been properly completed and timely filed (ii) remitted, or will remit on a timely basis, such amounts to the appropriate governmental body or authority, (iii) furnished or been furnished properly completed and valid exemption certificates for all exempt transactions (including, without limitation, transactions treated as exempt from sales, use, value added, ad valorem, transfer or other similar Taxes), and (iv) made all payments of estimated Taxes required to be made under the Code and any comparable provision of state, local and foreign law.

(d) No deficiency for Taxes has been claimed, raised, proposed, asserted or assessed in writing by any governmental body or authority against the Company. No audit, examination or other administrative or judicial proceeding with respect to the Taxes or Tax Return of the Company is presently in progress and none of the Company, the Seller, or any shareholder, director or officer of the Company expect any governmental body or authority to assess any additional Taxes. No foreign, federal, state or local Tax audits, examinations or other administrative or judicial proceeding are pending or being conducted with respect to the Company. None of the Company, Sellers, or any shareholder, director or officer of the Company have received from any foreign, federal, state or local taxing authority (including jurisdictions where the Company has not filed Tax Returns) any (i) notice indicating an intent to open or commence an audit, examination or other administrative or judicial proceeding or other review or investigation; (ii) request for information related to Tax matters; or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted or assessed by any taxing authority against the Company and none of the Company, Seller, or any shareholder, director or officer of the Company expects or has any reason to believe that any such items will be forthcoming.

(e) The United States federal and state income Tax Returns of the Company have been audited by the Internal Revenue Service or relevant state taxing authorities or are closed by the applicable statute of limitations for all taxable years through September 30, 2010. The Company has delivered to Buyer correct and complete copies of any examination reports and statements of deficiencies assessed against or agreed to by the Company for each taxable period beginning on and after September 30, 2010. The Sellers have provided the Buyer with a list of all federal, state, local and foreign Tax Returns filed with respect to the Company for taxable periods ending on or after September 30, 2010; (ii) indicates those Tax Returns that have been audited; (iii) indicates those Tax Returns with respect to which audits have been closed, (iv) indicates those Tax Returns that currently are the subject of an audit; and (v) identifies each federal, state and local Tax election which has been made by the Company. There are no rulings, requests for rulings or closing agreements with any governmental body or authority which could affect the Taxes of the Company for any period after the Closing Date. The Company has not participated (and will not participate prior to the Closing Date) in or cooperated with an international boycott within the meaning of Section 999 of the Code. The Company has complied with all information reporting requirements of, and have maintained all required records and supporting information with respect to, Section 6038A of the Code and the Treasury Regulations thereunder pertaining to information with respect to certain foreign-owned corporations.

(f) The Company has not (i) waived any statute of limitations in respect of Taxes, which waiver remains in effect, or (ii) agreed to any waiver or extension of time with respect to a Tax assessment or deficiency.

(g) There are no liens for Taxes upon the assets of the Company and the Company has not received any written or other notice that any governmental body or authority has threatened that is it in the process of imposing any lien for Taxes on the assets of the Company. Since September 30, 2013, the Company has not incurred any liability for Taxes arising from transactions outside the ordinary course of business of the Company.

(h) All transactions that could give rise to an understatement of federal income Tax (within the meaning of Sections 6662 and 6662A of the Code) with respect to the Company were adequately disclosed on Tax Returns to the extent required under the Code.

(i) The Company is not a party to any Tax allocation or sharing agreement (including any indemnity arrangement) or similar agreement or arrangement. The Company has not been a member of an affiliated group (as defined in Section 1504(a) of the Code) filing a consolidated federal income Tax Return nor does it have a liability for Taxes of any person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. The Company is not a member of an affiliated, combined or unitary group for state or local income Tax purposes.

(j) The Company is not a party to any contract, plan or arrangement that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provision of state, local or foreign Tax law), (ii) any amount that will not be fully deductible under Sections 162, 280G or 404 of the Code (or any corresponding provision of state, local or foreign Tax law), or (iii) any amount constituting nonqualified deferred compensation under Section 409A of the Code.

(k) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) No closing agreements (within the meaning of Section 7121 of the Code or any comparable agreement under applicable Tax law), private letter rulings, technical advice memoranda or similar agreements or rulings relating to Taxes have been entered into or issued by a governmental body or authority with or in respect of the Company.

(m) There has not been an ownership change, as defined in Section 382(g) of the Code, of the Company that occurred during or after any taxable period in which the Company incurred an operating loss that carries over to any taxable period ending after the fiscal year of the Company immediately preceding the date of this Agreement. The Company has not distributed stock of another Person, nor has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code. The Company has not (i) acquired assets from another corporation in a transaction in which Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) acquired the stock of any corporation that is or was a qualified subchapter S subsidiary within the meaning of Section 1361 of the Code.

(n) The Company has not participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b), nor has Company acted as a material adviser within the meaning of Section 6111 of the Code. The Company has not participated in a “confidential corporate tax shelter” within the meaning of Section 6111 of the Code and the Regulations thereunder, or any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code and the Treasury Regulations thereunder.

(o) The Company has not agreed to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise, and no such adjustment has been proposed by the Internal Revenue Service. No pending request for permission to change any accounting method has been submitted by the Company.

(p) The Company will not be required to include any item of income in or exclude any item of deduction from, taxable income for any period ending after the Closing Date as a result of (i) any written and legally binding agreement with a governmental body or authority relating to Taxes, (ii) any installment sale or open transaction or intercompany transaction made on or prior to the Closing Date, (iii) to the best of Sellers’ knowledge, the completed contract method of accounting, the long term contract method of accounting or the cash method of accounting, (iv) any prepaid amount received on or prior to the Closing Date, or (v) any change in accounting method for any taxable period beginning on or before the Closing Date.

(q) The Company has not disposed of property in a transaction presently being accounted for under the installment method under Section 453 of the Code and any comparable provision of state, local and foreign law. None of the assets of the Company is property which the Company is required to treat as being owned by any other Person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Code. None of the assets of the Company directly or indirectly, secures any debt the interest on which is tax exempt under Section 103(a) of the Code. The Company does not presently hold assets for which an election under Section 108(b)(5) of the Code was made. None of the assets of the Company is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(r) The Company is not a party to any joint venture, partnership, or other arrangement or Contract which could be treated as a partnership for federal income Tax purposes. The Company does not own an interest in any (i) single member limited liability company or other entity that is treated as a disregarded entity, (ii) controlled foreign corporation (as defined in section 957 of the Code), (iii) passive foreign investment company (as defined in section 1297 of the Code) or (iv) other entity the income of which is or could be required to be included in the income of the Company. The Company is not and never has been a “personal holding Company” as defined in Section 542 of the Code.

(s) To the best of Sellers’ knowledge, each individual who is or was classified by Company as an independent contractor or consultant has been properly classified for federal, state and local Tax purposes.

3.7.2 For purposes of this Agreement, the following terms shall have the following meanings:

(a) “Code” means the Internal Revenue Code of 1986, as amended.

(b) “Tax” or “Taxes” shall mean (i) mean any taxes of any kind, including, without limitation, all federal, state, local and foreign (whether imposed by a country or political subdivision or authority thereunder) taxes, assessments and other governmental charges, duties, impositions and liabilities relating to taxes, including, without limitation, any federal, state, local or foreign income, earnings, profits, gross receipts, franchise, capital stock, net worth, sales, use, value added, ad valorem , profits, occupancy, general property, real property, personal property, intangible property, transfer, stamp, premium, custom, duty, fuel, excise, license, lease, service, service use, recapture, parking, employment, occupation, severance, payroll, withholding, unemployment compensation, social security, retirement or other tax, fiscal levy or charge of any nature; (ii) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, other fee or charge of any nature imposed by a Government Body or other authority; (iii) any liability for payment of amounts described in clause (i) or (ii) as a result of transferee liability, of having been a member of an affiliated, consolidated, combined or unitary group for any period, or otherwise through operation of law (iv) any liability for payment of amounts described in clause (i), (ii) or (iii) as a result of any tax sharing, tax indemnity or tax allocation agreement or any other express or implied agreement to indemnify any other person for Taxes, and (v) any deficiency, interest, penalty or addition imposed with respect to any of the foregoing and any obligations under any agreements or arrangements with any other Person with respect to such amounts, and including any liability for taxes of a predecessor entity.

(c) “Tax Return” shall mean all returns and reports, amended returns, information returns, statements, declarations, estimates, schedules, notices, notifications, forms, elections, certificates or other documents required to be filed or submitted to any governmental body or authority with respect to the determination assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of, or compliance with, any Tax.

(d) “Treasury Regulations” means the income tax regulations (including temporary regulations) promulgated under the Code.

3.8	Debarment and Suspension.

Consistent with either 7 C.F.R. Part 3017 or 45 C.F.R. Part 76, as applicable, neither the Company, nor Sellers, nor any officer or employee: (i) is debarred, suspended, proposed for debarment, or declared ineligible for the award of contracts by any Federal department or agency; (ii) has, within a three-year period preceding the effective date of this Agreement, been convicted of or had a civil judgment rendered against such person for: commission of fraud or a criminal offense in connection with obtaining, attempting to obtain, or performing a public (Federal, state, or local) contract or subcontract; violation of Federal or state antitrust statutes relating to the submission of offers; or commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, tax evasion, or receiving stolen property; (iii) has been indicted for, or otherwise criminally or civilly charged by a governmental entity (Federal, State or local) with, commission of any of the offenses enumerated above in this Section 3.8; (iv) has, within a three-year period preceding the effective date of this Agreement, had one or more public agreements or transactions (Federal, State or local) terminated for cause or default; or (v) has been excluded from participation from Medicare, Medicaid or other federal health care programs pursuant to Title XI of the Social Security Act, 42 U.S.C. § 1320a-7.

3.9	Compliance with Laws; Permits.

3.9.1 The Company is not and has not previously been in violation of (i) any applicable order, judgment, injunction, award or decree of any governmental or regulatory body, court or arbitrator (“Order”) or (ii) any federal, state, local or foreign law, ordinance, statute or regulation or any other requirement of any governmental or regulatory body, court or arbitrator (“Law”) applicable to the Company or its business. Neither of the Sellers nor the Company have received, nor do Sellers have knowledge of the issuance of, any notice of any violation or alleged violation by any of them of any Law applicable to the Company, any component of the business conducted by the Company, or the ownership thereof, whether issued by a governmental or regulatory body, court, arbitrator, insurance carrier, client, or other third party. The Company has all third party licenses, permits, certificates, consents, authorizations, orders or approvals, including without limitation insurance licenses and insurance carrier appointments (collectively, “Permits”), that are material to or necessary for the conduct of the business of the Company, and such Permits are in full force and effect. No violation is or has been recorded in respect of any Permit, and no proceeding is pending or, to the best of Sellers’ knowledge and that of the Company, threatened to revoke or limit any Permit. There are no Permits required from the government of the United States, any state or political subdivision thereof, any foreign country or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government for the Company to conduct all components of the business lawfully which are not held by the Company or a Client Facing Person (as defined in Section 3.9.2 below). All Permits held by the Company and Client Facing Persons are in full force and effect, and the Company and each such Client Facing Person has in the past and is currently operating in compliance with all of its Permits. Neither of the Sellers, nor to the best of Sellers’ knowledge, any of the Company’s officers, directors, employees or independent contractors has at any time made or received any bribe, kickback or other illegal payment or engaged in any other illegal conduct with respect to the business. The Company has not engaged in any anticompetitive or unfair business practice.

3.9.2 Each officer, employee, consultant, independent contractor and other person employed, supervised or controlled by the Company, or for whom the Company has a responsibility to supervise or control under Law or by contract, and any employee or consultant of the Company, who is required by reason of the nature of his or her employment by or relationship to the Company to be registered or licensed who has marketed, sold, negotiated, serviced, administered, managed, provided advice with respect to, underwritten, had substantive contact with any client account or prospective client or otherwise transacted (“Transacted”) business for the Company (each, a “Client Facing Person”), at each time such Client Facing Person Transacted any such business, was duly and appropriately licensed or registered with the proper Permit (for the type of business Transacted by such Client Facing Person), in each case, in the particular jurisdiction in which such Client Facing Person Transacted such business. All Client Facing Persons have complied with all Laws and the terms of their respective Permits in connection with the marketing or sale of products for the Company. All compensation paid to each such Client Facing Person was paid in accordance with applicable Laws.

3.9.3 The Company has at all times complied in all material respects with all applicable Laws (including without limitation the Health Insurance Portability and Accountability Act of 1996, as amended to date) relating to privacy, data protection and the collection and use of personal information and user information gathered or accessed in the course of the operations of the Company. The Company has at all times complied in all material respects with all rules, policies and procedures established by the Company from time to time with respect to privacy, data protection or collection and use of personal information and user information gathered or accessed in the course of the operations of the Company, or as required by any contract to which the Company is a party. No claims have been asserted or, to either Seller’s knowledge, threatened against the Company by any party alleging a violation of such party’s privacy, personal or confidentiality rights under any such rules, policies or procedures or under any contract to which the Company is a party. The Company has at all times taken all steps reasonably necessary (including, without limitation, implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that the information is protected against loss and against unauthorized access, use, modification, disclosure or other misuse. To the best of Sellers’ knowledge, there has been no unauthorized access to or other misuse of that information.

3.10	No Breach.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any provision of the Articles of Incorporation or Bylaws of the Company, (ii) violate any Order, Law or Permit or (iii) with notice or lapse of time or both, violate, conflict with or result in the breach of any of the terms of, constitute a default under, or otherwise give any other contracting party the right to terminate, any contract or other agreement to which the Company is a party or by which it may be bound.

3.11	Actions and Proceedings.

There are no outstanding Orders against or involving the Company. There are no actions, suits or claims or legal, administrative or arbitral proceedings or, to the knowledge of the Company or any Seller, investigations (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) pending or, to the best of Sellers’ knowledge or that of the Company, threatened against or involving the Company. To the best of Sellers’ knowledge or that of the Company, there is no fact, event or circumstance that may give rise to any such suit, action, claim, investigation or proceeding if currently pending or threatened.

3.12	Contracts and Other Agreements.

Schedule 3.12 sets forth all of the material contracts and other agreements to which the Company is a party or by or to which it is bound or subject. There have been delivered or made available to Buyer true and complete copies of all of the contracts and other agreements set forth on Schedule 3.12. Except as set forth on Schedule 3.12, all of such contracts and other agreements are valid, subsisting, in full force and effect, and binding upon the parties thereto in accordance with their terms. No approval or consent of any person is needed in order that such contracts and other agreements continue in full force and effect following the consummation of the transactions contemplated by this Agreement. Except as set forth in Schedule 3.12, the Company has paid in full or accrued all amounts due thereunder and has satisfied in full or provided for all of its liabilities and obligations thereunder. Neither the Company nor any other party to any such contract or other agreement is in default thereunder, nor does any condition exist that with notice or lapse of time or both would constitute a default thereunder. The Company is not a party to or bound by any contract or other agreement that (i) individually or in the aggregate materially adversely affects its assets, property, business, operations or condition (financial or otherwise) or (ii) was entered into other than in the ordinary course of its business.

3.13	Real Estate.

Effective as of the Closing, the Company will not own, lease or have any other interest in real property except for the Company’s leasehold interest in 15 Garrett Avenue, Rosemont, Pennsylvania 19010, pursuant to that certain Commercial Lease Contract-Triple Net, dated as of May 28, 2014, Wayne D. Parker and Parker & Lee Partnership, as landlord, and the Company as tenant.

3.14	Property; Liens.

Schedule 3.14 sets forth all material assets or property, tangible or intangible, owned by the Company. The Company has good and marketable title to all such assets and property, in each case free and clear of any lien or other encumbrance.

3.15	Liabilities.

Except as may be disclosed in a Schedule, the Company does not have any direct or indirect indebtedness, liability, claim, loss, damage, deficiency, obligation or responsibility, known or unknown, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise (“Liabilities”), that were not fully and adequately reflected or reserved against on the Balance Sheet.

3.16	Employee Relations; Employee Benefit Plans.

3.16.1 The Company is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice, and has not made any commitments to others inconsistent with or in derogation of any of the foregoing. There are no pending or, to the best of Sellers’ knowledge, threatened claims or suits against the Company under any labor or employment law or brought or made by a current or former employee or applicant for employment.

3.16.2 The Powers Craft Parker & Beard, Inc. 401(k) Plan (“401(k) Plan”) and each other employee benefit plan or arrangement has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Internal Revenue Code of 1986, as amended (“Code”), and the health care continuation coverage provisions of ERISA and the Code known as “COBRA” or, to the extent COBRA is inapplicable, the “mini-COBRA” law of the Commonwealth of Pennsylvania.

3.16.3 Neither the Company nor any entity that is or has ever been considered to be a single employer with the Company under Section 4001(b)(1) of ERISA or Section 414 of the Code maintained or ever maintained an employee benefit plan subject to Section 412 of the Code or Title IV of the ERISA.

3.17	Intellectual Property.

3.17.1 The Company owns and has good and marketable title to, or possesses full, legally enforceable rights to use, free and clear of any and all liens and other encumbrances, all Intellectual Property used by the Company in the business as currently conducted or as proposed to be conducted by the Company. The Intellectual Property owned by or legally licensed to and used by the Company collectively constitutes all of the Intellectual Property necessary to enable the Company to conduct the business as presently conducted or proposed to be conducted. No current or former officer, director, member, employee, consultant or independent contractor of the Company, and, with respect only to Intellectual Property owned by the Company, no Person, has any right, claim or interest in or with respect to any Intellectual Property owned, developed for, under development for, held for use in, or used in the business. The Company is not infringing, violating, interfering with, misappropriating or making unlawful use of, nor has the Company received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, violation, interference, misappropriation or unlawful use of any proprietary asset owned or used by any Person.

3.17.2 For purposes of this Section 3.17, “Intellectual Property” shall mean:

(a) all issued patents, reissued or reexamined patents, divisions, continuations, continuations-in-part, substitutes, renewals, or extensions of the foregoing, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country or formal name (collectively, “Issued Patents”);

(b) all published or unpublished nonprovisional and provisional patent applications (including, without limitation, all priority rights resulting therefrom), reexamination proceedings, invention disclosures and records of invention (collectively “Patent Applications” and, with the Issued Patents, the “Patents”);

(c) all written works of authorship, copyrights, copyrightable works, semiconductor topography and mask works, including, without limitation, all rights of authorship, use, publication, reproduction, distribution, display, performance transformation, rights to prepare derivative works, moral rights and rights of ownership of copyrightable works, semiconductor topography works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions (collectively, “Copyrights”);

(d) trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade dress, slogan, logos, symbols, names, trade names, Internet domain names, registered trade names and applications for registrations of trade names, including, without limitation, the goodwill of the business symbolized by and associated with such trademarks, service marks, trade dress, slogan, logos, symbols, names, trade names, and Internet domain names (collectively, “Trademarks”);

(e) (A) all technology, ideas, concepts, inventions, patterns, designs, methods, discoveries, Proprietary Information, manufacturing and operating specifications, information, know-how, formulae, technical data, customer and supplier information, and processes, and (B) all databases, computer programs, hardware, and software (including, without limitation, all operating systems, interfaces, navigational devices, menu structures and arrangements, icons, forms, scripts, syntax, screen designs, visual expressions, and algorithms related thereto, whether owned or licensed for internal use or to be licensed or sublicensed to the Company’s customers, all in object and source code); and

(f) all other intangible assets, properties and rights (whether or not appropriate steps have been taken to protect, under applicable law, such other intangible assets, properties or rights).

3.18	Disclosure.

All copies of documents supplied to Buyer and its agents and counsel by Sellers, the Company and their respective agents, representatives and employees, or supplied to Sellers and their agents and counsel by Buyer and its agents, representatives and employees, in connection with the investigation by Buyer of the Company, and in connection with the transactions contemplated by this Agreement, are, to the best of the disclosing party’s knowledge, true, correct and complete copies of the documents they purport to represent. No representation or warranty of any party or the Company in this Agreement or in any other document, certificate, exhibit, statement or schedule furnished or to be furnished to any other party hereto under this Agreement or in connection with the transactions it contemplates contains or will contain, to the best of the disclosing party’s knowledge, any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the factual statements contained therein, in light of the circumstances under which made, not misleading.

3A.	Representations and Warranties of Each Seller.

Each Seller, severally and not jointly, represents and warrants to Buyer as follows:

3A.1	Title to Shares.

Such Seller owns beneficially and of record, free and clear of any lien or other encumbrance, the Shares set forth opposite such Seller’s name in Recital A hereto, and, upon delivery of and payment for such Shares as herein provided, Buyer will acquire good and valid title thereto, free and clear of any lien or other encumbrance.

3A.2	Authority to Execute and Perform Agreements.

Such Seller has the full legal right and power and all authority and approval required to enter into, execute and deliver this Agreement and to perform fully such Seller’s obligations hereunder. This Agreement has been duly executed and delivered and is the valid and binding obligation of such Seller enforceable in accordance with its terms. Such Seller has not entered into any agreements relating to the Shares.

4.	Representations and Warranties of Buyer

4.1	Due Incorporation and Qualification.

Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has the corporate power and lawful authority to own, lease and operate its assets, properties and business and to carry on its business as now being and as heretofore conducted.

4.2	Outstanding Capital Stock.

Buyer is authorized to issue 100,000,000 shares of common stock, $1.00 par value per share, of which 13,728,436 were issued and outstanding at August 5, 2014.

4.3	Subsidiaries and Other Affiliates.

Schedule 21.1 of Bryn Mawr Bank Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013 sets forth the active and inactive subsidiaries of the Buyer as of December 31, 2013.

4.4	Permits.

4.4.1 Insurance Counsellors of Bryn Mawr, Inc. (“ICBM”) has all Permits that are material to or necessary for the conduct of the business of ICBM, and such Permits are in full force and effect. No violation is or has been recorded in respect of any Permit, and no proceeding is pending or, to the best of Buyer’s knowledge, threatened to revoke or limit any Permit. There are no Permits required from the government of the United States, any state or political subdivision thereof, any foreign country or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government for ICBM to conduct all components of its business lawfully which are not held by ICBM or an ICBM Client Facing Person (as defined in Section 4.4.2 below). All Permits held by ICBM and ICBM Client Facing Persons are in full force and effect, and ICBM has in the past and is currently operating in compliance with all of its Permits. Neither ICBM, nor to the best of Buyer’s knowledge, any of ICBM’s officers, directors, employees or independent contractors has at any time made or received any bribe, kickback or other illegal payment or engaged in any other illegal conduct with respect to the business. ICBM has not engaged in any anticompetitive or unfair business practice.

4.4.2 Each officer, employee, consultant, independent contractor and other person employed, supervised or controlled by ICBM, or for whom ICBM has a responsibility to supervise or control under Law or by contract, and any employee or consultant of ICBM, who is required by reason of the nature of his or her employment by or relationship to ICBM to be registered or licensed who has Transacted business for ICBM (each, an “ICBM Client Facing Person”), at each time such ICBM Client Facing Person Transacted any such business, was duly and appropriately licensed or registered with the proper Permit (for the type of business

Transacted by such ICBM Client Facing Person), in each case, in the particular jurisdiction in which such ICBM Client Facing Person Transacted such business. To Buyer’s knowledge, all ICBM Client Facing Persons have complied with all Laws and the terms of their respective Permits in connection with the marketing or sale of products for ICBM. All compensation paid to each such ICBM Client Facing Person was paid in accordance with applicable Laws.

4.5	No Liabilities.

ICBM does not have any material Liabilities that were not fully and adequately reflected or reserved against on the December 31, 2013 balance sheet of Bryn Mawr Bank Corporation, as set forth in its Annual Report on Form 10-K for the year ended December 31, 2013.

5.	Covenants and Closing Conditions.

5.1	Pre-Closing Covenants.

The parties agree as follows with respect to the period between the execution of this Agreement and the Closing:

5.1.1 General. Each of the parties will use his or its commercially reasonable efforts to take all actions and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in Sections 5.2 and 5.3 below).

5.1.2 Notices and Consents. Sellers will cause the Company to give any notices to third parties, and will cause the Company to obtain any third-party consents referred to in Schedule 5.1.2.

5.1.3 Operation of Business. Except as otherwise contemplated by this Agreement, prior to the earlier of the Closing Date or the termination of this Agreement, Sellers shall and shall cause the Company to: (i) conduct all components of the business in the ordinary course of business; (ii) preserve the present business organization and relationships involving each component of the business; (iii) preserve the rights, franchises, goodwill, and relations of the customers, suppliers, and others with whom the Company has current business relationships; (iv) not permit any of the assets of the Company to be subject to a lien, pledge, or other encumbrance; (v) not sell, transfer, convey or otherwise dispose of any of the assets of the Company; (vi) not enter into any transaction which creates an obligation of such Seller of $10,000 or more per year; and (viii) not otherwise enter into any transaction outside of the ordinary course of business.

5.1.4 Full Access. Each of the Sellers will permit, and Sellers will cause the Company to permit, representatives of Buyer (including legal counsel and accountants) to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Company, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to each of the Company.

5.1.5 Notice of Developments. Sellers will give prompt written notice to Buyer of any material adverse development causing a breach of any of the representations and warranties in this Agreement. No disclosure pursuant to this Section 5.1.5, however, shall be deemed to amend or supplement the disclosure schedules or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

5.1.6 Exclusivity. Neither Seller will (and Sellers will not cause or permit the Company to) (i) solicit, initiate, or encourage the submission of any proposal or offer from any person relating to the acquisition of any capital stock or other voting securities, or any substantial portion of the assets, of the Company (including any acquisition structured as a merger, consolidation, or share exchange) or (ii) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing. Neither Seller will vote their Shares in favor of any such acquisition. Sellers will notify Buyer immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

5.1.7 Confidentiality. Buyer and Sellers mutually agree to be bound by the terms of the confidentiality agreement dated February 20, 2014 (the “Confidentiality Agreement”), previously executed by the parties hereto, which Confidentiality Agreement is hereby incorporated herein by reference. The parties hereto agree that the Confidentiality Agreements shall continue in accordance with their respective terms, notwithstanding the termination of this Agreement.

5.1.8 Public Announcements. Buyer and Sellers shall cooperate with each other in the development and distribution of all news releases and other public disclosures with respect to this Agreement, and except as may be otherwise required by law, neither party shall issue any news release, or other public announcement or communication with respect to this Agreement unless such news release, public announcement or communication has been mutually agreed upon by the parties hereto.

5.2	Conditions Precedent to Obligations of Buyer.

The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, any or all of which Buyer may waive in writing, at its sole and absolute discretion:

5.2.1 Representations and Warranties. Each of the representations and warranties made by Sellers and the Company in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on and as of such date.

5.2.2 Covenants. The Sellers and the Company shall have duly performed all of the covenants, acts and undertakings required to be performed by them prior to Closing.

5.2.3 No Injunction, Etc. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any governmental or regulatory body, court or arbitrator to enjoin, restrain, prohibit, or obtain damages in respect of, or which is related to, or arises out of, (1) this Agreement or the consummation of the transactions contemplated hereby, or (2) the permits necessary for the Company to operate the business after the Closing Date.

5.2.4 Consents. Evidence satisfactory to Buyer and its counsel shall have been provided to Buyer that each required consent set forth on Schedule 5.1.2 has been obtained and shall be in full force and effect immediately after the Closing.

5.2.5 Material Adverse Change. No material adverse change shall have occurred to the Company since December 31, 2013.

5.2.6 Board Approval. The Board of Directors of Buyer shall have approved the transactions contemplated by this Agreement.

5.2.7 Sellers and the Company Closing Deliveries. Sellers and the Company shall have delivered to Buyer the following:

(a) Secretary’s Certificate. A certificate of the corporate secretary of the Company, dated the Closing Date, certifying (i) that attached thereto are true and correct copies of the Company’s Articles of Incorporation, Bylaws and any amendments thereto, and the resolutions duly adopted by the Company’s board of directors authorizing the Company’s execution, delivery and performance of this Agreement, and (ii) the names, titles and signatures of all of the Company’s officers who sign documents on behalf of the Company in connection with this Agreement, certifying the authority of such persons to do so.

(b) Good Standing Certificate. A certificate of good standing for the Company issued by the Department of State of Pennsylvania, dated within ten (10) business days prior to the Closing Date.

(c) Corporate Records. All memoranda, notes, lists, records and other documents or papers (except for such copies thereof as Sellers may have in their possession or wish to keep), including such items stored in computer memories, on microfiche or by any other means, made or compiled by or on behalf of Sellers, or any current or former officer, director, employee or agent of the Company relating to the ordinary business records of the Company, shall have been delivered to the Company.

(d) Lien Searches. Comprehensive pending litigation searches, UCC searches, tax lien searches and judgment lien searches in all appropriate locations dated with a “searched through” date within thirty (30) days prior to the Closing Date for the Company and Sellers.

(e) Lien Releases. Payoff letters from all secured creditors in form acceptable to Buyer and evidence of the filing of, or authorization to file, any UCC-3 termination statements with respect to all UCC-1 financing statements filed against Sellers relating to the Shares and against the Company relating to the assets of the Company, or evidence of the termination of any other similar filings representing encumbrances on the Shares or assets of the Company.

(f) Interests. Original certificates duly endorsed in blank for transfer representing one hundred percent (100%) of the Shares.

(g) Closing Certificate. Sellers shall provide Buyer with a certificate dated as of the Closing Date certifying compliance with Section 5.2.1 and 5.2.2 in a form acceptable to Buyer.

(h) FIRPTA Affidavits. The tax certificates certifying to the non-foreign status of Sellers in form acceptable to Buyer.

(i) Employment Agreements. Employment agreements with Buyer (or a designated subsidiary of Buyer) containing customary restrictive covenants acceptable to Buyer including non-competition, non-solicitation and confidentiality, executed by each of Parker and Lee.

(j) Lease. The lease relating to 15 Garrett Avenue, Rosemont, PA 19010, shall have been extended through the expiration of the final Earn-Out Period on terms and conditions acceptable to Buyer.

(k) Working Capital. The Company shall have retained in its bank account at least $25,000 in working capital, which shall be reflected in the books and records of the Company.

(l) Deferred Compensation Agreements. Each of that certain Deferred Compensation Agreement, dated as of January 23, 2004, by and between the Company and Parker, and that certain Deferred Compensation Agreement, dated as of January 23, 2004, by and between the Company and Lee, shall have been terminated, with no further force or effect.

(m) Other Agreements. All other agreements, certificates, instruments, or documents reasonably requested by Buyer to fully consummate the transactions contemplated hereby and carry out the purposes and intent of this Agreement.

5.2.8 4.01(k). Sellers and the Company shall take all steps necessary to ensure that the 401(k) Plan is terminated prior to the Closing, and that the 401(k) Plan has been amended, to the extent necessary, to comply with all applicable requirements of Section 401(a) of the Code upon its termination. For the avoidance of doubt, it is the intention of the parties that while the 401(k) Plan must be terminated prior to the Closing, the distribution of account balances to participants in liquidation of the 401(k) Plan shall proceed in an orderly fashion as soon as practicable following the Closing.

5.3	Conditions Precedent to the Obligations of Sellers.

The obligation of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, on or before the Closing Date, of each and every one of the following conditions, any or all of which Sellers may waive in writing, in its sole and absolute discretion:

5.3.1 Representations and Warranties of Buyer. Each of the representations and warranties made by Buyer in this Agreement shall be true and correct as of the Closing Date with the same force and effect as if made on and as of such date.

5.3.2 Covenants of Buyer. Buyer shall have duly performed all of the covenants, acts and undertakings required to be performed by it prior to Closing.

5.3.3 No Injunction, Etc. No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or legislative body to enjoin, restrain, prohibit, or obtain substantial damages in respect of, or which is related to or arises out of, this Agreement or the consummation of the transactions contemplated hereby.

5.3.4 Buyer Deliveries. At Closing, Buyer shall have delivered the following:

(a) Employment Agreements. The Employment Agreements executed by the Buyer (or a designated subsidiary of Buyer).

(b) Secretary’s Certificate. A certificate of Buyer’s corporate secretary, dated the Closing Date, certifying (i) that attached are true and correct copies of Buyer’s Articles of Incorporation, Bylaws and any amendments thereto, and the resolutions duly adopted by Buyer’s board of directors authorizing Buyer’s execution, delivery and performance of this Agreement, and (ii) the names, titles and signatures of all of Buyer’s officers who sign documents on behalf of Buyer in connection with this Agreement, certifying the authority of such officers to do so.

(c) Closing Certificate. Buyer shall provide Sellers with a certificate dated as of the Closing Date certifying compliance with Section 5.3.1 in a form reasonably acceptable to Sellers.

(d) Initial Cash. Buyer shall have made the Initial Cash Payment described in Section 1.2.2.

(e) Other Agreements. All other agreements, certificates, instruments, or documents reasonably requested by Sellers to fully consummate the transactions contemplated hereby and carry out the purposes and intent of this Agreement.

5.4	Budgetary Expectations

Schedule 5.4 sets forth the budgetary expectations of the parties for the three years following Closing.

5.5	Post-Closing Covenants.

(a) Buyer and Sellers shall take commercially reasonable efforts necessary to maintain the corporate headquarters of the Company at 15 Garrett Avenue, Rosemont, PA 19010 pursuant to that certain Commercial Lease Contract-Triple Net, dated as of May 28, 2014, Wayne D. Parker and Parker & Lee Partnership, as landlord, and the Company as tenant, until the expiration of the final Earn-Out Period.

(b) Buyer’s errors and omissions insurance coverages are described on Schedule 5.5(b). Each Seller will be covered by such policy immediately following Closing, including for acts prior to the Closing Date, and Buyer will maintain such policy, or a policy providing for similar coverage, with respect to the errors and/or ommissions of each Seller until the later of (i) the third anniversary of the Closing Date, and (ii) the date that such Seller is no longer an officer of the Company.

6.	Indemnification.

6.1	Indemnification Obligation

Sellers jointly and severally agree to indemnify, defend and hold harmless Buyer (and its directors, officers, employees, affiliates and assigns) from and against all losses, liabilities, damages, deficiencies, costs or expenses (including reasonable attorneys’ fees and disbursements) as determined by a final non-appealable judgment of a court of competent jurisdiction, or other competent authority, or by a settlement approved by Sellers, based upon, arising out of or otherwise in respect of (i) any misrepresentation or breach of any warranty or representation made by the Company or either Seller in this Agreement or in any certificate or schedule delivered pursuant hereto; (ii) any failure or refusal by either Seller or the Company to satisfy or perform any covenant, restriction or agreement applicable to either Seller or the Company contained in this Agreement or in any certificate or schedule delivered pursuant hereto; and (iii) any claim, litigation or other action of any nature arising out of any act performed, transaction entered into or state of facts suffered to exist by the Company or either Seller on or prior to the Closing Date (collectively, “Losses”), subject to the following conditions:

(a) Buyer shall have given Sellers written notice (and, where feasible, verbal notice) of any event or occurrence which shall be, or may be reasonably expected to become, a basis upon which a claim for indemnification might be made by Buyer, in order to enable Sellers timely to investigate and either cure or mitigate any damages for which they might be liable.

(b) Except as otherwise provided in Section 8.1.3, Buyer shall allow Sellers to assume control of the defense and to make any settlement which Sellers may deem appropriate, provided, however, that to the extent Sellers do not promptly assume control of the defense, Buyer may assume control of the defense at the sole expense of Sellers.

(c) Buyer and the Company shall have a duty to mitigate any damages for which any Seller is responsible or obligated to indemnify Buyer.

Buyer agrees to a reciprocal indemnity to that set forth in this Section 6.1 in favor of the Sellers provided that subparagraph 6.1(iii) shall apply for Buyer only with respect to any act performed, transaction entered into or state of facts suffered to exist by the Company or Buyer after the Closing Date.

6.2	Buyer’s Right to Setoff

Upon the determination that Buyer is entitled to indemnification under Sections 6.1 and/or 8.1 hereof, Sellers shall pay to Buyer, within three (3) business days after such determination, the amount of any claim for indemnification made hereunder and, if such payment is not made, Buyer, in addition to all other rights and remedies available to it under this Agreement or in law or equity, shall have the right, exercisable by Buyer in its sole discretion, to set off against and reduce any then-current or future amounts payable by Buyer to Sellers, including, without limitation, with respect to Earn-Out Payments payable by Buyer to Seller under Section 1.2.3, in satisfaction of some or all of such indemnification obligation of the Sellers; provided, however, that the failure of Buyer to exercise its setoff rights provided for hereunder shall not impair or limit its right to exercise such rights at any other time nor limit in any way any other rights or remedies available to it under this Agreement or in law or equity.

6.3	Payment Adjustments for Insurance Proceeds

Payments by Sellers under this Article 6 in respect of any Losses are limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds actually received by Buyer in respect of any such indemnity claim (and which would have been received if the deductible on any such paid claim had been $15,000), less any related costs and expenses, including the aggregate cost of pursuing any related insurance claims and any related increases in insurance premiums or other charge-backs. Buyer shall use commercially reasonable efforts to seek to recover any insurance proceeds in connection with making an indemnity claim under Section 6.1. To the extent an indemnification claim will be covered by insurance, the time period for Sellers pay Buyer the amount of the claim shall be tolled until payment on the claim is made by the insurance company. Within three (3) business days after receipt of the insurance proceeds, Sellers shall pay to Buyer an amount equal to the excess of (i) the total dollar amount of the indemnity claim plus any related costs and expenses, including the aggregate cost of pursuing the insurance claim and any related increases in insurance premiums or other charge-backs, over (ii) the insurance proceeds actually received by Buyer in respect of such indemnity claim (such excess amount, the “Net Indemnity Claim”). Buyer shall have the right, exercisable by Buyer in its sole discretion, to withhold payment of any then-current or future amounts payable by Buyer to Sellers, including, without limitation, with respect to Earn-Out Payments payable by Buyer to Seller under Section 1.2.3, during the pendency of any insurance claim under this Section 6.3. Once Buyer receives insurance proceeds with respect to the claim, Buyer shall have the right, in its sole discretion, to set off against or reduce such withheld amounts in satisfaction of some or all of the Net Indemnity Claim; provided, however, that the failure of Buyer to exercise its setoff rights provided for hereunder shall not impair or limit its right to exercise such rights at any other time nor limit in any way any other rights or remedies available to it under this Agreement or in law or equity.

6.4	Limitations on Liability

Notwithstanding anything herein to the contrary, the maximum aggregate out-of-pocket costs (which excludes any insurance proceeds actually received by Buyer in respect of one or more indemnity claims) recoverable from a Seller with respect to Losses under this Article 6 and Tax Losses under Article 8 shall not exceed the sum received by such Seller under Sections 1.2.2 and 1.2.3 of this Agreement (in each case, the “Cap”). Notwithstanding anything to the contrary, the Cap shall not apply to Losses resulting from or arising out fraud, intentional misrepresentation or breach of the representations and warranties contained in Sections 3.7 (Due Incorporation and Qualification), 3.2 (Outstanding Capital), 3.3 (Options or other rights), 3.4 (Subsidiaries and other affiliates), 3.5 (Certificate of Incorporation and Bylaws), 3.6 (Financial Statements), 3.7 (Tax Matters), 3.9 (Compliance with Laws), 3.10 (No Breach), and 9.3 (Brokers) (collectively, the “Special Representations”).

7.	Restrictive Covenants

7.1	Non-Solicitation and Non-Interference.

In order to preserve for Buyer the value of the Shares and the goodwill of the business, neither Seller shall for a period of ten (10) years after the Closing Date, without the prior written consent of Buyer:

(a) directly or indirectly (i) solicit, entice or induce any Person which at such time is, or was at any time following the date of this Agreement, a client of, or prospective client which has been actively pursued by, the Company or any affiliate of Buyer that now or hereafter conducts insurance-related business including, without limitation, Insurance Counsellors of Bryn Mawr, Inc. (each, an “Affiliated Company”), to become a client or customer of any other Person with respect to any products, services or activities produced, provided or engaged in by an Affiliated Company, or (ii) otherwise interfere with the relationship of the Buyer or any of its affiliates with any client or customer;

(b) directly or indirectly engage or invest in, own, manage, operate or control, participate, be employed by, associated with or in any manner connected with or render services or advice to any other business located anywhere in a radius of one hundred (100) miles from 15 Garrett Avenue, Rosemont, PA 19010, which provides insurance or insurance related services or products which are competitive with the products, services or activities being produced, provided or engaged in by any Affiliated Company; provided, however, a Seller may own stock in any publicly held company, provided the amount thereof shall not exceed 5% of the issued and outstanding stock of such publicly held company; or

(c) directly or indirectly solicit, entice, induce, hire or contract with any person who at such time is an employee of Buyer or any of its affiliates, including without limitation an Affiliated Company, to become employed or engaged by such Seller or by any other Person or to terminate their relationship with Buyer or any of its affiliates.

7.2	Confidentiality

Following the Closing, neither Seller shall, directly or indirectly, disclose or divulge any trade secrets or other Proprietary Information (as defined below) related to the business of the Company, Buyer, or any of Buyer’s affiliates, including information of others that such parties have agreed to keep confidential; provided, however, that the foregoing restriction shall not apply to information (a) which is lawfully and independently obtained by the disclosing party from a third party without restriction as to disclosure by such party; (b) which is in the public domain or enters into the public domain through no fault of the disclosing party; or (c) the disclosing party is required by law or legal process to disclose; provided, however, that the disclosing party has provided prior written notice to Buyer of such requirement and reasonably cooperates with Buyer if its seeks to obtain a protective order. For purposes of this Section 7.2, “Proprietary Information” shall mean confidential and/or proprietary information including, without limitation, (a) trade secrets, ideas, processes, procedures, data, listings, copyrights, trademarks, service marks, other works of authorship, know-how, improvements, discoveries, developments, designs, blueprints, drawings, techniques; and (b) information regarding plans for research, development, new products, product design, marketing and selling, business records and plans, budgets, financial information, licenses, prices and costs, suppliers, customers, clients, potential customers and potential clients.

7.3	Severability of Covenants.

Each Seller acknowledges and agrees that each restrictive covenant herein is reasonable and valid in geographical and temporal scope, subject matter and in all other respects. If any court determines the restrictive covenants, or any part thereof, are invalid or unenforceable, the remainder of the restrictive covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions, to the maximum extent permitted by applicable Law or Order. If any court determines that any restrictive covenant, or any part thereof, is unenforceable because of the duration or geographic scope or subject matter of such provision (or for any other reason), it is the parties’ intention that such court shall have the power to reduce the duration or scope or subject matter of such provision, as the case may be, and, in its reduced form, such provision shall then be enforceable to the maximum extent permitted by applicable Law or Order.

7.4	Relief for Violation.

Each Seller acknowledges that an irreparable injury will result to Buyer and its business in the event of a breach by such Seller of a restrictive covenant. Each Seller also acknowledges and agrees that the damages or injuries which Buyer may sustain as a result of a breach by such Seller of Section 7.1 or 7.2 of this Agreement are difficult to ascertain and money damages alone will not be an adequate remedy to Buyer. Each Seller therefore agrees that in the event of such breach or threatened breach of Section 7.1 or 7.2, Buyer shall also be entitled to any equitable remedy, including any injunctive relief, necessary to prevent or restrain any violation or threatened violation of Section 7.1 or 7.2, without the necessity of posting a bond. Such relief, however, shall be cumulative and non-exclusive and shall be in addition to any other remedy to which the parties may be entitled.

8.	Tax Matters

8.1.1 Allocation of and Indemnification with Respect to Tax Liabilities

(a) Without limiting and in addition to any of the indemnification obligations of Sellers under Section 6 of this Agreement, Sellers jointly and severally shall indemnify, defend and hold harmless Buyer (and its directors, officers, employees, affiliates and assigns) from and against all losses, liabilities, damages, deficiencies, costs or expenses (including reasonable attorneys’ fees and disbursements) and shall pay to the Buyer (and its directors, officers, employees, affiliates and assigns) the amount of, or reimburse the Buyer (and its directors, officers, employees, affiliates and assigns) for (i) Taxes imposed on the Company (or Buyer, and/or its directors, officers, employees, affiliates and assigns, as successor or transferee of the Company or with respect to the assets or business of the Company) for any taxable period ending on or prior to the Closing Date and for the portion of any Straddle Period ending on the Closing Date (a “Pre-Closing Tax Period”), and (ii) Taxes (A) of any member of an affiliated, consolidated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date or (B) of any Person imposed on the Company as a transferee or successor, by operation of law or pursuant to any tax sharing, tax indemnity, tax allocation or other similar agreement, which Taxes relate to either a liability existing or to an event or transaction occurring on or before the Closing Date. All sales, use, value added, transfer, stamp, stock transfer, property transfer and similar Taxes arising out of or in connection with the transactions contemplated by this Agreement shall be borne by the Sellers and shall be considered Pre-Closing Tax Period Taxes.

(b) Without limiting and in addition to any of the indemnification obligations of Buyer under Section 6 hereof, Buyer shall indemnify, defend and hold harmless the Sellers from and against all losses, liabilities, damages, deficiencies, costs or expenses (including reasonable attorneys’ fees and disbursements) and shall pay to the Sellers, the amount of, or reimburse the Sellers for Taxes imposed on the Company for any taxable period beginning after the Closing Date and for the portion of any Straddle Period beginning after the Closing Date.

(c) In the case of Taxes that are payable with respect to any taxable period that includes but does not end on the Closing Date (a “Straddle Period”), such Taxes shall be apportioned between the period deemed to end on the Closing Date and the period deemed to begin on the day following the Closing Date on the basis of an interim closing of the books, except that Taxes imposed on a periodic basis (such as real or personal property Taxes) shall be allocated on a daily basis.

(d) Effect of Indemnification Payments. Any indemnity payment made hereunder shall be treated by Seller and Buyer as an adjustment to the Purchase Price.

8.1.2 Filing of Tax Returns.

(a) The Sellers shall prepare all income and franchise Tax Returns that are required to be filed by or with respect to the Company for periods actually ending on or prior to the Closing Date and all other Tax Returns required to be filed on or prior to the Closing Date. All such Tax Returns shall be prepared in a manner consistent with the past practice. Copies of such Tax Returns shall be provided to Buyer at least 30 days prior to the due date for filing any such Tax Return for Purchaser’s review and comment. Buyer shall have the right to approve (not to be unreasonably withheld) any positions taken therein which would increase the liability of Company or the Buyer for Taxes or their indemnification obligations under this Agreement. Buyer shall cause such Tax Returns to be filed; provided, however, that Sellers shall promptly pay to Buyer (or reimburse Buyer for) any Taxes due with respect to such Tax Returns.

(b) Buyer shall prepare and file all Tax Returns of each of the Company for all taxable periods other than those for which the Sellers are responsible pursuant to Section 8.1.2(a), provided however, that with respect to any such Tax Returns for a Straddle Period, Buyer shall prepare such Tax Returns in a manner consistent with past practice of the Company. At least 30 days prior to the filing of any such Tax Return with respect to a Straddle Period, Buyer shall provide Sellers with a copy of such Tax Return for Sellers’ review and comment, accompanied by a statement calculating in reasonable detail any obligations of Sellers and/or the Company with respect to Taxes for any Pre-Closing Tax Period.

8.1.3 Procedures Relating to Tax Claims.

(a) If Buyer or the Company receives notice of a pending audit of the Company, or if an assessment or written claim for Taxes shall be made by any governmental body or authority, which audit, assessment or claim, if successful, might result in a payment to Buyer pursuant to Section 8.1.1(a) or Section 6 for breach of any representation or warranty under Section 3.7 (a “Tax Claim”), Buyer or the Company shall forward a copy of such Tax Claim to Sellers within 30 days of receipt of such Tax Claim. If Buyer or the Company fails to forward a copy of such Tax Claim within such period, Sellers shall not be liable to the Buyer to the extent Sellers’ position with respect to such Tax Claim is prejudiced as a result of such failure.

(b) Except as set forth in Section 8.1.3(d), Sellers or their designees may, except as otherwise provided below, elect in their sole discretion by written notice to Buyer to control all proceedings in connection with such Tax Claim (including selection of counsel), and, without limiting the foregoing, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any governmental body or authority with respect thereto and may, either pay the Tax Claim and sue for a refund where applicable law permits such refund suits or contest such Tax Claim in any permissible manner, provided that Sellers shall keep Buyer advised of the progress of such Tax Claim and Sellers shall provide Buyer with copies of written correspondence received from any governmental body or authority with respect to such Tax Claim.

(c) In no case shall Buyer or the Company settle or otherwise compromise any Tax Claim without the prior written consent of Sellers, such consent not to be unreasonably withheld. Buyer and the Company shall reasonably cooperate with Sellers or their designees in contesting such Tax Claim.

(d) Notwithstanding the foregoing provisions of Section 8.1.3(b), if a Tax Claim (or the resolution thereof) could have a material effect on the Taxes of any of the Buyer for any periods after the Closing Date (and with respect to which Sellers have elected to control all proceedings in connection with such Tax Claim in accordance with Section 8.1.3(b)), then notwithstanding any such election by Sellers to control such proceeding, the party which would bear the burden of the greater portion of the Tax liability shall control such Tax Claim; provided, however, that (i) the controlling party shall keep the non-controlling party fully advised of the progress of such Tax Claim, (ii) the non-controlling party may participate in the proceedings relating to such Tax Claim, and, (iii) the controlling party shall not (x) pursue or forego any administrative appeals, proceedings, hearings and conferences with any governmental body or authority with respect thereto, (y) pay the Tax Claim and pursue a refund where applicable Law permits such refund suits or contest such Tax Claim, or (z) settle or otherwise compromise such Tax Claim, in each case, without the non-controlling party’s written consent, such consent not to be unreasonably withheld.

8.1.4 Cooperation, Exchange of Information and Record Retention. Each of the parties recognizes that the other party and its affiliates will need access, from time to time, after the Closing Date, to certain accounting and Tax records and information regarding Tax matters of the Company to the extent such records and information pertain to events occurring on or prior to the Closing Date; therefore, from and after the Closing Date, Sellers and Buyer shall, and shall cause their affiliates (including, in the case of Buyer, the Company) to (i) retain and maintain all records, including all Tax Returns, schedules and work papers, books, records and other documents in its or their possession relating to Tax matters of the Company for each Pre-Closing Tax Period and for any Straddle Period until expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate (giving effect to any valid extensions requested by the other party and made known to the party requesting such documentation) plus six (6) months, (ii) allow the other party or parties (as appropriate) and its or their agents and representatives (and agents or representatives of any affiliates), upon reasonable notice and at mutually convenient times, to inspect, review and make copies of such records (at the expense of the party or parties requesting the records) as such party or parties may deem reasonably necessary or appropriate from time to time, (iii) execute any document (including any power of attorney) that may be necessary or reasonably helpful in connection with any Tax Claim or the filing of a Tax Return or refund with respect to the Company and (iv) use commercially reasonable efforts to obtain Tax Returns, schedules and work papers, books, records and other documents and provide additional facts, insights or views as reasonably requested by the other party or parties, in each case, that may be necessary or helpful in connection with any Tax Returns or Tax Claims of the Company. Buyer shall cause the Company to provide Sellers with written notice 90 days prior to transferring, destroying or discarding the last copy of any records, books, work papers, reports, correspondence and other similar materials, and Sellers shall have the right, at their expense, to copy or take any such materials. Any information obtained under this Section 8.1.4 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

8.1.5 Tax Attributes. Sellers shall promptly provide Buyer with the following information regarding the Company as of the Closing Date: (i) the basis of the Company in its assets; and (ii) the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax credit, or excess charitable contribution allocable to the Company.

9.	Miscellaneous.

9.1	Consent to Jurisdiction and Service of Process.

Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby may be instituted in any state or federal court located in Philadelphia County, Commonwealth of Pennsylvania, and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and hereby waives any offsets or counterclaims in any such action, suit or proceeding. Each party further irrevocably submits to the jurisdiction of any such court in any such action, suit or proceeding.

9.2	Expenses.

The parties to this Agreement shall, except as otherwise specifically provided herein, bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including, without limitation, all fees and expenses of agents, representatives, counsel and accountants.

9.3	Brokers.

Each party to this Agreement represents and warrants that no broker, finder, agent or similar intermediary has acted on its behalf in connection with this Agreement or the transactions contemplated hereby, and that there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection therewith.

9.4	Further Assurances

Each of the parties shall execute such documents and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Without limitation, Buyer will cause the Company timely to deliver, and the Company shall deliver timely, to Sellers such information and documentation that may relate to the period prior to the Closing date for which any Seller has any interest or obligation which survives the Closing as a matter of Law.

9.5	Survival of Representations and Warranties.

Each party has the right to rely fully upon the representations, warranties, covenants and agreements of each of the other parties contained in this Agreement. All representation, warranties, covenants and agreements shall survive the execution and delivery hereof and the Closing hereunder for a period of three years; provided, however, that the Special Representations shall survive the execution and delivery hereof and the Closing and continue in full force and effect until the expiration of any applicable statutes of limitations (after giving effect to any extensions or waivers) plus 60 days.

9.6	Notices.

All notices and other communications required or permitted by this Agreement shall be in writing and will be effective, and any applicable time period shall commence, when (a) delivered to the following address by hand or by a nationally recognized, overnight courier service (costs prepaid) addressed to the following address or (b) transmitted electronically to the following facsimile numbers or e-mail addresses, in each case marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other party):

If to any of the Sellers or the Company pre-Closing:

Donald W. Parker

15 Garrett Avenue

Rosemont, PA 19010

Facsimile No.: 610-527-5249

E-mail: dparker@pcpbinc.com

Edward F. Lee

15 Garrett Avenue

Rosemont, PA 19010

Facsimile No.: (610) 527-5249

E-mail: nlee@pcpbinc.com

Powers Craft Parker & Beard, Inc.

15 Garrett Avenue

Rosemont, PA 19010

Facsimile No.: (610) 527-5249

E-mail: dparker@pcpbinc.com

with a copy to:

Andrew H. Dohan

Lentz, Cantor & Massey, Ltd.

460 East King Road

Malvern, PA 19355

Facsimile No.: (610) 647-6714

E-mail: dohan@lentzlaw.com

If to Buyer or the Company post-Closing:

The Bryn Mawr Trust Company

801 Lancaster Avenue

Bryn Mawr, PA 19010

Attention: Francis Leto

Facsimile No.: (610) 581-4730

E-mail: fleto@bmtc.com

with a copy to:

Stradley Ronon Stevens & Young, LLP

2600 One Commerce Square

Philadelphia, PA 19103

Attention: David H. Joseph, Esq.

Facsimile No.: (215) 564-8120

E-mail: djoseph@stradley.com

9.7	Severability.

If any one or more of the provisions of this Agreement shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

9.8	Entire Agreement.

This Agreement (including the Schedules) contains the entire agreement among the parties with respect to the purchase of the Shares, and supersedes all prior agreements, written or oral, with respect thereto.

9.9	Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies.

This Agreement may be amended, superseded, canceled, renewed or extended, and the terms hereof may be waived, only by a written instrument signed by the parties or, in the case of a waiver, by the party waiving compliance. Subject to any duty under this Agreement to give notice or otherwise to mitigate damages, no delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof. Nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any party may otherwise have at law or in equity.

9.10	Governing Law.

This Agreement shall be governed and construed in accordance with the laws of the Commonwealth of Pennsylvania without regard to conflicts of law provisions that would apply the laws of a different jurisdiction.

9.11	Binding Effect; No Assignment.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and legal representatives. This Agreement is not assignable except by operation of law.

9.12	Variations in Pronouns.

All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

9.13	Counterparts.

This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

9.14	Schedules.

The Schedules are a part of this Agreement as if fully set forth herein. All references herein to Sections, subsections, clauses, Exhibits and Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

9.15	Headings.

The headings in this Agreement are for reference only, and shall not affect the interpretation of this Agreement.

9.16	Authorization of Shareholders.

Sellers hereby authorize, and Buyer hereby ratifies, the actions of the Company in executing and delivering this Agreement, and all further action by the Company to give effect to this Agreement. Buyer agrees not to take any action which would impair the Company’s giving effect to this Agreement, or to rescind any authorization for such action.

Signature Page Follows

Execution

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BUYER:

The Bryn Mawr Trust Company

By:	/s/ Francis J. Leto
Name:	Francis J. Leto
Title:	President and Chief Operating Officer

SELLERS:

/s/ Donald W. Parker
Donald W. Parker

/s/ Edward F. Lee
Edward F. Lee

COMPANY:

Powers Craft Parker & Beard, Inc.

By:	/s/ Donald W. Parker
Name:	Donald W. Parker
Title:	President